-FOR IMMEDIATE RELEASE-

ELRON ELECTRONIC INDUSTRIES ANNOUNCES:

  $17.4 MILLION NET INCOME IN THE FOURTH QUARTER OF 2006;
  NET INCOME IN 2006 AMOUNTED TO $3.0 MILLION;
  $123.5 MILLION CASH BALANCE AT YEAR-END; AND
  INVESTMENTS IN 2006 AMOUNTED TO $53.8 MILLION.

Tel Aviv, Israel, March 14, 2007 - Elron Electronic Industries Ltd. (Nasdaq and TASE: ELRN) today reported unaudited financial results for the fourth quarter and year ended December 31, 2006.

Net income in the fourth quarter of 2006 amounted to $17.4 million, or $0.6 per share. Net income for the year ended December 31, 2006 amounted $3.0 million, or $0.1 per share.

The net income that Elron reported in the fourth quarter of 2006 was mainly due to a gain, net of tax, of approximately $21.2 million from the sale of all the remaining 3,914,715 shares of Partner Communications Company Ltd. (Nasdaq: PTNR) held by Elron, for approximately $39.9 million. In addition, Elron recorded a $2.5 million gain resulting from the completion of a $15 million financing round in 3DV Systems Ltd. ("3DV").

Net income in the fourth quarter of 2005 amounted to $0.5 million.

Elron's net income in 2006 resulted mainly from the above gain which was offset primarily by Elron’s share in the net losses of its group companies, amounting to $22.7 million.

In 2005, net income was $47.3 million, or $1.61 per share, mainly due to a gain, net of tax, of approximately $45.4 million resulting from the sale of 12,765,190 shares of Partner for $94 million, and a gain, net of tax, of approximately $17.2 million resulting from the sale of Elron's holding in Oren Semiconductor Inc. for $20.3 million. The above gains were offset in part by Elron's share in the net losses of its group companies in the amount of $23 million.

During 2006, Elron invested, directly and indirectly through its subsidiary, RDC Rafael Development Corporation Ltd. ("RDC"), approximately $53.8 million, of which $12.8 million were invested in two new companies namely, Neurosonix Ltd., which is developing a medical device for the prevention of acute cerebral embolism during open-heart cardiac surgery, and Atlantium Inc., a water technology company specializing in the development of innovative hydro-optic water disinfection solutions providing unprecedented microbe inactivation for water-intensive applications, serving both industrial and municipal markets.

As of December 31, 2006, Elron's cash, debentures and deposits amounted to approximately $123.5 million compared with $133.8 million at December 31, 2005.

Shareholders' equity at December 31, 2006, was approximately $297.5 million, which represented approximately 91% of Elron's total assets, compared to approximately $302.1 million, representing approximately 85% of Elron's total assets at December 31, 2005.

Elron further reported that its results for the year ended December 31, 2006 are unaudited due to the fact that it has not yet received audited financial results from Given Imaging Ltd (Nasdaq & TASE: GIVN), an approximately 21% held affiliated company. Given Imaging reported that it is analyzing treatment of intercompany transactions resulting in accumulated net operating losses in its U.S. subsidiary which may require adjustments to Given Imaging's deferred tax asset, taxes on income and a related tax liability. Given Imaging further reported that it believes that any adjustments related to this analysis will be limited to these captions and net income in its 2006 financial statements. Given Imaging expects this analysis will be completed before it files its Annual Report on Form 20-F for the year ended December 31, 2006, which it plans to file during the second quarter of 2007. Elron believes that if Given Imaging will be required to adjust its net income in Given Imaging's 2006 financial statements, it may affect Elron's 2006 financial statements. Elron will file its 2006 audited financial statements on or before the filing of Elron's Annual Report on Form 20-F for the year ended December 31, 2006 which will be filed during the second quarter of 2007.

Major Developments in Elron’s Group Companies

The following are the major developments in Elron's group companies during 2006 and at the beginning of 2007:

  Galil Medical (a 20% holding), 3DV (a 45% holding) and AMT (a 34% holding) completed financing rounds from new investors, raising $40 million, $15 million, and $14 million, respectively.

  Galil Medical acquired the urology cyrotheraphy business of Oncura with annual revenues of approximately $20 million.

  NetVision completed the acquisition of Barak International Telecommunications Services and Globcall Communications through a merger completed in January 2007 (following which Elron now holds approximately 18% in NetVision) creating a company with approximately $250 million in revenues.

  ChipX (a 29% holding), completed the acquisition of some of the U.S. based business assets of Oki Semiconductor Company, which will potentially double ChipX's revenues in 2007.

  NuLens (a 29% holding), BrainsGate (a 22% holding) and Neurosonix (a 16% holding), achieved major development milestones in 2006 as they commenced human clinical trials, and Impliant (a 22% holding), commenced clinical trials for FDA approval. Medingo (a 100% holding by Elron's subsidiary, RDC), is progressing well in the development of its miniature disposable insulin pump.

  Starling (a 50% holding), is in the final phase of completing flight tests for its broadband Internet connectivity solutions for commercial aircrafts and private jets, Wavion (a 38% holding), has commenced beta tests at several customer sites and Enure (a 41% holding), received its first large order from a large telecommunications operator. Jordan Valley (a 27% holding), significantly increased its sales and orders backlog in 2006 and expects continued growth during 2007.

"During 2006, the majority of our group companies achieved major developments and important milestones in their respective fields, creating a promising group of companies with significant potential to enhance shareholder value in the years ahead", said Doron Birger, Elron's President and CEO. "We enter 2007 with $123.5 million of cash resources which will enable us to continue building our group companies and to invest in new opportunities", concluded Doron Birger.

Conference call details:

Today, Wednesday, March 14, 2007 10:00 a.m. (EST); 4:00 p.m. (Israel)
In the US: 1 888 668 9141
In the UK: 0 800 051 8913
In Israel:03 918 0650
International Participants: +972 3 918 0650

For your convenience, a replay of the call will be available starting three hours after the call ends until Friday, March16th, 2007. To access the replay please dial 1-888-782-4291 (US), +972 3 925 5927 (Israel) and 0 800 028 6837 (UK). A replay of the call will also be available for ninety days on the company website.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:
Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider).

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
In thousands of U.S. Dollars

	Year ended
	December 31,
	2006	2005
	Unaudited	Audited

ASSETS
Total current assets	$134,033	$155,201

INVESTMENTS AND LONG-TERM RECEIVABLES
Investments in affiliated companies	100,392	102,780
Investments in other companies and long-term receivables	68,215	73,931
Deferred taxes	9,182	6,521
Severance pay deposits	1,662	1,971

Total investments and long-term receivables	179,451	185,203

PROPERTY AND EQUIPMENT, NET	7,223	7,809

INTANGIBLE ASSETS	5,542	5,560

Total assets	$326,249	$353,773

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	$20,535	$19,044

LONG-TERM LIABILITIES
Long-term loans from banks and others	2,113	1,477
Accrued severance pay and retirement obligations	2,209	2,635
Deferred taxes	1,408	9,494

Total long-term liabilities	5,730	13,606

MINORITY INTEREST	2,480	19,007

Total Shareholders' equity	297,504	302,116

Total liabilities and shareholders’ equity	$326,249	$353,773

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands of U.S. Dollars, except share and per share data

	Year ended		Quarter ended
	December 31,		December 31,
	2006	2005	2006	2005
	Unaudited	Audited	Unaudited	Unaudited

INCOME
Net revenues	$12,863	$12,646	$3,341	$3,515
Equity in losses of affiliated
companies	(17,740)	(17,522)	(1,176)	(4,445)
Gain from disposal of businesses
and affiliated companies and
changes in holdings in affiliated
companies, net	2,547	23,328	265	(185)
Other income, net	29,310	58,648	25,298	623
Financial income, net	4,051	5,483	635	260

	31,031	82,583	28,363	(232)

COSTS AND EXPENSES	36,113	26,097	10,187	7,136

Income before taxes on income	(5,082)	56,486	18,176	(7,368)
Tax benefit (taxes on income)	(1,110)	(10,461)	(988)	5,722
Income after taxes on income	(6,192)	46,025	(17,188)	(1,646)
Minority interest in losses (income)
of subsidiaries	9,224	5,160	203	3,056
Income from continuing operations	3,032	51,185	17,391	1,410
Loss from discontinued operations	-	(3,850)	-	(913)

Net income	$3,032	$47,335	$17,391	$497

Basic Income per share	$0.10	$1.61	$0.59	$0.02
Weighted average number of
ordinary shares used in computing
basic net income per share
(thousands)	29,532	29,437	29,551	29,483